Filed Pursuant to Rule 424(b)(7)
Registration No. 333-129688

PROSPECTUS SUPPLEMENT

(To prospectus dated March 27, 2006)

5,799,938 Shares

Common Stock

This prospectus supplement relates to the possible issuance of up to 5,799,938 shares of our common stock upon prior redemption by certain limited partners and any future redemption by one or more of the limited partners in Digital Realty Trust, L.P., or our operating partnership, pursuant to their contractual rights, of units representing common limited partnership interest, or common units, in our operating partnership, and the possible resale from time to time of some or all of such shares of common stock by the selling stockholders named in this prospectus supplement.

We will receive no proceeds from any issuance of the shares of our common stock covered by this prospectus supplement and the accompanying prospectus or from any sale of such shares by the selling stockholder, but we have agreed to pay certain registration expenses.

Our common stock is listed on the New York Stock Exchange under the symbol “DLR”. The last reported sale price of our common stock on the New York Stock Exchange on March 19, 2007 was $38.12 per share.

Investing in our common stock involves risks. See “Risk Factors” beginning on page 2 of the accompanying prospectus.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus supplement or the accompanying prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The date of this prospectus supplement is March 23, 2007.

You should rely only on the information contained in or incorporated by reference in this prospectus supplement and the accompanying prospectus. We have not authorized anyone to provide you with different information. We are not making an offer of these securities in any state where the offer is not permitted. You should not assume that the information contained in this prospectus supplement or the accompanying prospectus is accurate as of any date other than the respective dates of the prospectus supplement and the accompanying prospectus, as applicable.

ABOUT THIS PROSPECTUS SUPPLEMENT

This document is in two parts. The first part is this prospectus supplement, which describes the specific terms of this offering. The second part, the accompanying prospectus, gives more general information, some of which may not apply to this offering.

If the description of the offering varies between this prospectus supplement and the accompanying prospectus, you should rely on the information in this prospectus supplement.

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SELLING STOCKHOLDERS

The “selling stockholders” are the people or entities who have received or may receive shares of our common stock registered pursuant to this registration statement upon redemption of common units. The following table provides the names of the selling stockholders, the maximum number of shares of our common stock issued or issuable to such selling stockholders upon redemption and the aggregate number of shares of our common stock that will be owned by such selling stockholders after the redemption. The number of shares on the following table represents the number of shares of our common stock into which common units held by the selling stockholders are redeemable, including those shares that have been issued in redemptions effected to date. Since the selling stockholders may sell all, some or none of their shares, we cannot estimated the aggregate number of shares that the selling stockholders will offer pursuant to this prospectus supplement and the accompanying prospectus or that the selling stockholders will own upon completion of the offering to which this prospectus supplement and the accompanying prospectus relates.

The selling stockholders named below may from time to time offer the shares of our common stock offered by this prospectus supplement and the accompanying prospectus:

Name(1)	Common Shares Owned Prior to the Redemption	Number of Common Shares Issued or Issuable in the Redemption and Available for Resale	Common Shares Owned Following the Redemption (2)		Maximum Number of Common Shares to be Resold	Common Shares Owned after Resale(3)
			Shares	Percent		Shares	Percent
CB Richard Ellis Investors, LLC(4)(5)(6)	—	509,868	509,868	*	509,868	—	—
Cambay Tele.com, LLC(7)	—	4,627,435	4,627,435	7.69%	4,627,435	—	—
Wave Exchange, LLC(7)	—	32,722	32,722	*	32,722	—	—
Dell’Osso Family Revocable Trust(7)(8)	—	100,000	100,000	*	100,000	—	—
Scott Family Trust(7)(8)	—	97,888	97,888	*	97,888	—	—
Wilson Family Revocable Trust(7)(8)	—	432,025	432,025	*	432,025	—	—

Total	—	5,799,938	5,799,938		5,799,938	—	—

*	Less than 1.0 percent.
(1)	Information in this table is based on information available to us as of the date of this prospectus supplement.
(2)	Assumes that we redeem the common units of the selling stockholders for a corresponding number of shares of our common stock. The percentage ownership is based on 60,181,740 shares of our common stock outstanding as of March 19, 2007 and is determined by taking into account the issuance and sale of shares of our common stock issued in the redemption of common units by the selling stockholders. Also assumes that no transactions with respect to our common stock or common units occur other than the redemption.
(3)	The percentage ownership is based on 60,181,740 shares of our common stock outstanding as of March 19, 2007 and assumes the selling stockholders sell all of their shares of our common stock offered pursuant to this prospectus supplement. The percentage ownership is determined by taking into account the issuance and sale of shares of our common stock issued in the redemption of common units by the selling stockholders.
(4)	CB Richard Ellis Investors, LLC (CBREI) acquired its common units upon the distribution of such common units by Global Innovation Contributors, LLC (GI Contributors) and Global Innovation Manager, LLC (GI Manager), in which CBREI owns interests. GI Contributors and GI Manager acquired the common units in our operating partnership upon a distribution of such common units by Global Innovation Partners, LLC (GI Partners), which acquired the common units pursuant to a contribution agreement which we entered into in connection with our initial public offering. CBREI, together with the California Public Employees Retirement System (CalPERS), sponsored GI Partners, which owned the assets of our company prior to our initial public offering.
(5)	As of March 19, 2007, Richard A. Magnuson, Chairman of the Board of Directors of our company, was an employee of CBREI.
(6)	CBRE Capital Corporation, an affiliate of the selling stockholder, is registered as a broker-dealer with NASD.
(7)

Cambay Tele.com, LLC (Cambay) and Wave Exchange, LLC (Wave Exchange) are managed by a single management committee. The inclusion of Cambay and Wave Exchange in the table above shall not be deemed to be an admission that such entities or their members are, for purposes of Section 13 or Section 16 of the Securities Exchange Act of 1934 or the rules and regulations thereunder, the beneficial owners of the shares that may

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be received by any of them upon exchange of their units. Cambay, from time to time, makes distributions of the common units owned by it to the Wilson Family Revocable Trust, the Scott Family Trust, the Wilde Family 2005 Trust and the Dell’Osso Family Revocable Trust.

(8)	The Wilson Family Revocable Trust, Scott Family Trust and Dell’Oss Family Revocable Trust acquired their common units upon distribution of such common units by Cambay.

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